Exhibit 99.1
FCA reports second quarter Adjusted EBIT of €1.6 billion, up 16%, with Group margin of 5.8%, up 90 bps; Adjusted Net Profit of €0.7 billion, up 91% and Net Profit of €0.3 billion, up 25%. Net Industrial Debt reduced to €5.5 billion. Full year guidance is raised.

•
Worldwide consolidated shipments of 1,175 thousand units, down 1% driven by APAC due to transition to local Jeep production in China. Worldwide combined shipments (including JVs) were 1,233 thousand units, up 1%, LATAM reduction more than offset by EMEA increase

•	Net revenues of €27.9 billion, down 2% (+1% at constant exchange rates, or CER)

•
Adjusted EBIT increased 16% to €1,628 million, with EMEA more than doubled and improved margins for all regions and Components. EBIT decreased 14% to €1,060 million primarily due to charges for Takata airbag inflator recalls of €414 million

•	Net industrial debt reduced by €1.1 billion from March 2016 due to strong cash generation from operations

•	Market share in U.S. increased to 12.7%, up 30 bps, and in Europe to 6.8%, up 40 bps; remained market leader in Brazil with 17.8% market share

•	Worldwide Jeep sales up 16% with increases in all regions

•	Moody’s Investors Service raised FCA's corporate credit rating to “Ba3” from “B1” and rating on bonds issued or guaranteed by FCA from “B2” to “B1” with “Stable” outlook

FIAT CHRYSLER AUTOMOBILES - Financial Results
Six months ended June 30					Three months ended June 30
2016	2015 (1)	Change		(€ million, except as otherwise noted)	2016	2015 (1)	Change
2,261	2,284	(23)	(1)%	Shipments (thousands of units)	1,175	1,191	(16)	(1)%
54,463	54,383	80	—	Net revenues	27,893	28,540	(647)	(2)%
2,367	1,922	445	+23%	EBIT	1,060	1,226	(166)	(14)%
3,007	2,101	906	+43%	Adjusted EBIT (2)	1,628	1,401	227	+16%
799	284	515	+181%	Net profit	321	257	64	+25%
1,237	403	834	+207%	Adjusted net profit (2)	709	372	337	+91%
0.502	0.180	0.322	+179%	Diluted earnings per share (EPS) (€)	0.199	0.167	0.032	+19%
0.783	0.259	0.524	+202%	Adjusted diluted EPS (2) (€)	0.448	0.243	0.205	+84%
5,474	5,049 (4)	425		Net industrial debt (2)	5,474	6,593 (3)	(1,119)
25,374	27,786 (4)	(2,412)		Debt	25,374	26,555 (3)	(1,181)
24,748	24,557 (4)	191		Available liquidity	24,748	24,296 (3)	452

ADJUSTED EBIT	NET PROFIT

•
Continued strong performance in NAFTA, EMEA and Components
•
NAFTA margin up 20 bps to 7.9%, EMEA more than doubled to 2.5%
•
LATAM improved to break-even despite continued difficult market conditions
•
Strong sequential improvement in Maserati Adjusted EBIT margin from 3.1% in Q1 2016 to 6.2%

•
Increase driven by strong operating performance in NAFTA, EMEA and Components, as well as improvement in LATAM, partially offset by charges for Takata airbag inflator recalls
•
Net financial expenses down €128 million to €491 million driven by gross debt reduction and refinancing at lower rates
•
Tax expense down €102 million to €248 million primarily due to tax effect of charges related to Takata airbag inflator recalls

NET INDUSTRIAL DEBT	2016 GUIDANCE

•
Decrease from March 2016 primarily driven by €1.8 billion of positive cash flows from operating activities, net of capital expenditures of €2.1 billion in the quarter, despite unfavorable foreign exchange (FX) translation effects of €0.5 billion
The Group raises full-year guidance due to strong H1 operating performance:

•
Net revenues raised to > €112 billion from > €110 billion
•
Adjusted EBIT raised to > €5.5 billion from > €5.0 billion
•
Adjusted net profit raised to > €2.0 billion from > €1.9 billion
•
Net industrial debt < €5.0 billion is confirmed

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(1) The Group's results for the three and six months ended June 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015; refer to page 8 for a reconciliation of these results to amounts previously reported (2) Refer to page 7 for reconciliations of Adjusted EBIT to EBIT, Adjusted net profit to Net profit, Adjusted diluted EPS to Diluted EPS and page 8 for a reconciliation of Net industrial debt to Debt; (3) At March 31, 2016; (4) At December 31, 2015

Results by segment

Net revenues and Adjusted EBIT by segment
Net revenues			Adjusted EBIT
Three months ended June 30			Three months ended June 30
2016	2015	(€ million)	2016	2015
17,479	17,186	NAFTA	1,374	1,327
1,469	1,851	LATAM	—	(79)
957	1,523	APAC	42	47
5,770	5,470	EMEA	143	57
579	610	Maserati	36	43
2,430	2,549	Components	111	96
(791)	(649)	Other activities, unallocated items and adjustments	(78)	(90)
27,893	28,540	Total	1,628	1,401

NAFTA	Three months ended June 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	666	677	(2)%
Net revenues (€ million)	17,479	17,186	+2%	+4%
Adjusted EBIT (€ million)	1,374	1,327	+4%	+5%
Adjusted EBIT margin	7.9%	7.7%	+ 20 bps

Further improvement in margin to 7.9%. U.S. market share up 30 bps(*) and continued as market leader in Canada
•
Shipments slightly lower than Q2 2015 primarily due to reduced compact and mid-size sedan volumes: U.S. -7 thousand units (-1%), Mexico -4 thousand units (-17%), Canada flat
•
Net revenues increase due to improved truck and SUV model mix and positive net pricing actions, partially offset by FX impacts
•
Adjusted EBIT increase primarily due to positive model mix and purchasing efficiencies, partially offset by higher manufacturing costs and product costs for content enhancements
•
Adjusted EBIT excludes total charges of €519 million composed of:
•
€414 million primarily due to an expansion of the scope of the Takata airbag inflator recalls announced in May 2016
•
€105 million for incremental costs related to the implementation of the Group's plan to realign existing capacity to better meet market demand for pickup trucks and SUVs

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(*) Sales data represents sales to retail and fleet customers and limited deliveries to Group-related persons. Sales by dealers to customers are reported through a new vehicle delivery system. Reporting methodology consistent with FCA US press release issued July 26, 2016.

LATAM	Three months ended June 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	112	138	(19)%
Net revenues (€ million)	1,469	1,851	(21)%	(9)%
Adjusted EBIT (€ million)	—	(79)	n.m.(5)	n.m.(5)
Adjusted EBIT margin	—	(4.3)%	n.m.(5)

Remained market leader in Brazil, with market share of 17.8%
•
Decrease in shipments reflects poor market conditions in Brazil due to continued macroeconomic weakness: Brazil -29 thousand units (-25%), Argentina +1 thousand units (+8%)
•
Net revenues decrease primarily due to lower shipments and unfavorable FX impacts, partially offset by favorable vehicle mix, mainly due to the all-new Fiat Toro from Pernambuco plant
•
Adjusted EBIT increase primarily as a result of favorable vehicle mix, lower industrial costs mainly due to non-repeat of launch costs in prior period, and lower selling, general and administrative costs due to continued cost reduction initiatives to rightsize to market volume, partially offset by lower shipments and input cost inflation
•
Adjusted EBIT excludes €40 million of restructuring costs for workforce reductions to align to current market conditions in Brazil

APAC	Three months ended June 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	23	46	(50)%
Net revenues (€ million)	957	1,523	(37)%	(34)%
Adjusted EBIT (€ million)	42	47	(11)%	(5)%
Adjusted EBIT margin	4.4%	3.1%	+ 130 bps

Continued increase in Jeep sales, up 32% driven by ongoing transition to localized production in China
•
Decrease in shipments due to transition to local Jeep production in China, through the JV with GAC, as well as lower volumes in Australia due to pricing actions to offset negative FX impacts. Combined shipments (including JV produced units) substantially flat
•
Net revenues decrease primarily as a result of lower shipments, partially offset by favorable vehicle mix
•
Adjusted EBIT decreased with lower shipments partially offset by favorable vehicle mix, lower industrial costs due to localization of Jeep production, lower direct marketing costs now incurred by China JV, and improved results from China JV

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(5) Number is not meaningful

EMEA	Three months ended June 30		Change
	2016	2015	Actual	CER
Shipments (thousands of units)	367	322	+14%
Net revenues (€ million)	5,770	5,470	+5%	+7%
Adjusted EBIT (€ million)	143	57	+151%	+154%
Adjusted EBIT margin	2.5%	1.0%	+ 150 bps

Continued profit and margin improvement coupled with growth in market share
•
European market share (EU28+EFTA) for passenger cars up 40 bps to 6.8% (up 60 bps to 29.2% in Italy) and down 10 bps to 12.9% for light commercial vehicles (LCVs)(6) (down 120 bps to 43.9% in Italy)
•
Passenger car shipments up 13% to 292 thousand units and shipments of LCVs up 16% to 75 thousand units
•
Net revenues increase primarily due to higher volumes driven by Tipo family and LCVs
•
Adjusted EBIT increase driven by higher volumes, favorable vehicle mix as well as manufacturing and purchasing efficiencies, partially offset by higher research and development costs and advertising costs to support new product launches

MASERATI	Three months ended June 30		Change
	2016	2015	Actual	CER
Shipments (units)	6,912	8,281	(17)%
Net revenues (€ million)	579	610	(5)%	(2)%
Adjusted EBIT (€ million)	36	43	(16)%	(17)%
Adjusted EBIT margin	6.2%	7.0%	(80) bps

Commenced shipments of the all-new Levante and restyled Quattroporte
•
Shipments down due to lower volumes in North America (-26%) and Europe (-17%), partially offset by increase in China (+20%)
•
Net revenues decrease primarily due to lower volumes, partially offset by favorable vehicle and market mix, as well as positive FX impacts
•
Adjusted EBIT decrease primarily due to lower volumes, higher industrial and commercial launch costs for the all-new Levante and restyled Quattroporte, partially offset by favorable mix, as well as positive FX impacts

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(6) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended June 30		Change
	2016	2015	Actual	CER
Net revenues (€ million)	2,430	2,549	(5)%	—%
Adjusted EBIT (€ million)	111	96	+16%	+19%
Adjusted EBIT margin	4.6%	3.8%	+ 80 bps

Continued Adjusted EBIT margin improvement driven by Magneti Marelli
•
Net revenues reflects higher volumes at Magneti Marelli, more than offset by volume reduction at Comau and unfavorable FX impacts
•
Adjusted EBIT increase reflects higher volumes and favorable mix, partially offset by higher industrial costs
•
Magneti Marelli order intake was €603 million in line with Q2 2015, with non-captive orders at 57%
•
Comau order backlog was €1.2 billion, up €186 million from March 31, 2016

Brand Activity

▪
Jeep Renegade named best “Off-road vehicle and SUV up to €30,000” and Jeep Wrangler was the winner in the “Off-road vehicles and SUVs from €30,000 - €50,000” category by Auto Bild Allrad, a German SUV and 4x4 specialist magazine
▪
Launch of Jeep Renegade in Argentina

▪
All new-Maserati Levante available in major European markets
▪
Launch of restyled Maserati Quattroporte with further refinement to the interior and additional high-tech features
▪
Launch of two unique trim options - GranLusso and GranSport trims - available as an upgrade for all Quattroporte V6 powertrain versions

▪
Commercial launch of all-new Alfa Romeo Giulia in major European markets
▪
Alfa Romeo Giulia named a “Future Classic” in the “mid-size” category and Alfa Romeo 4C named a “Future Classic” in the “coupé” class (third time in a row) at the 2016 competition organized by Motor Klassik, a German magazine devoted to the classics of automobile history
▪
Alfa Romeo Giulia earned the prestigious 5-star rating from the European New Car Assessment Programme, an award that confirms the special attention that Alfa Romeo pays to safety

▪ FCA and Google announced first-of-its-kind collaboration to integrate Google’s self-driving technology into approximately 100 all-new Chrysler Pacifica hybrid minivans uniquely built for Google

▪
Launch of all-new Fiat Tipo hatchback and station wagon versions marking Fiat’s comeback to the medium-compact segment
▪
Launch of all-new Fiat 500S in EMEA, representing the sportiest interpretation of the iconic Fiat
▪
Launch of all-new Fiat 500 Riva in EMEA, with similar premium materials as those used on Riva yachts
▪
Commercial launch of all-new Fiat 124 Spider
▪
All-new Fiat Toro launched in Argentina; new entry in mid-size pickup segment

▪ Debut of Fullback, Fiat Professional’s all-new pickup, in Italy, expanding the brand’s presence in EMEA ▪ Launch of all-new Talento, completing the LCV range for Fiat Professional

▪
Abarth 595 reconfirmed its “Future Classic” title, also won last year, in the “small” category at the 2016 competition organized by Motor Klassik
▪
Launch of new Abarth 595, available as a hatchback or convertible; sales started in June across EMEA

▪
Dodge Challenger wins total quality in Specialty Coupe segment in Strategic Vision’s 22nd annual Total Quality Impact™
▪
For a third consecutive year, Dodge Challenger ranks at top of J.D. Power 2016 U.S. Initial Quality StudySM Midsize Sporty Car segment

▪ Full 2016 Ram Truck product line recognized by Popular Mechanics magazine with the Automotive Excellence Award ▪ Launch of all-new limited-edition Ram 1500 Stinger Yellow Sport

Reconciliations

Six months ended June 30		Adjusted EBIT to EBIT	Three months ended June 30
2016	2015	(€ million)	2016	2015
3,007	2,101	Adjusted EBIT (7)	1,628	1,401
(414)	—	Recall campaigns - airbag inflators	(414)	—
(156)	—	NAFTA capacity realignment	(105)	—
(19)	(80)	Venezuela currency devaluation	—	(80)
—	(81)	U.S. National Highway Traffic Safety Administration (NHTSA) consent order	—	(81)
(67)	(12)	Restructuring costs	(60)	(8)
—	(4)	Impairment expense	—	(4)
5	—	Gains on disposal of investments	5	—
11	(2)	Other	6	(2)
(640)	(179)	Total adjustments	(568)	(175)
2,367	1,922	EBIT	1,060	1,226

Six months ended June 30		Adjusted net profit to Net profit	Three months ended June 30
2016	2015	(€ million)	2016	2015
1,237	403	Adjusted net profit (8)	709	372
(640)	(179)	Adjustments (as above)	(568)	(175)
202	60	Tax impact on adjustments	180	60
(438)	(119)	Total adjustments, net of taxes	(388)	(115)
799	284	Net profit	321	257

Six months ended June 30		Adjusted diluted EPS to Diluted EPS	Three months ended June 30
2016	2015		2016	2015
0.783	0.259	Adjusted diluted EPS (€/share) (9)	0.448	0.243
(438)	(119)	Total adjustments, net of taxes (€ million)	(388)	(115)
(0.281)	(0.079)	Impact of adjustments on Diluted EPS (€/share)	(0.249)	(0.076)
0.502	0.180	Diluted EPS (€/share)	0.199	0.167
1,559,345	1,509,717	Weighted average number of shares outstanding for diluted EPS (thousand)	1,560,707	1,511,083

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(7) Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature; (8) Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT; (9) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the impact of the same items excluded from Adjusted EBIT

Net industrial debt to Debt	At June 30, 2016	At March 31, 2016
(€ million)
Net industrial debt (10)	5,474	6,593
Net financial services debt	1,689	1,442
Net debt	7,163	8,035
Current financial receivables from jointly-controlled financial services companies	50	35
Other financial assets/(liabilities), net	(397)	63
Current securities	414	459
Cash and cash equivalents	18,144	17,963
Debt	25,374	26,555

The following is a reconciliation of the Group's results as reported herein (re-presented to exclude Ferrari) to the Group's results previously reported for the three and six months ended June 30, 2015.

Six months ended June 30, 2015				Three months ended June 30, 2015
Results - excluding Ferrari (as reported herein)	Ferrari, net of intercompany (11)	Results - including Ferrari (previously reported)	(€ million, except as otherwise noted)	Results - excluding Ferrari (as reported herein)	Ferrari, net of intercompany (11)	Results - including Ferrari (previously reported)
2,284	4	2,288	Shipments (thousands of units)	1,191	2	1,193
54,383	1,241	55,624	Net revenues	28,540	688	29,228
1,922	218	2,140	EBIT	1,226	122	1,348
2,101	224	2,325	Adjusted EBIT	1,401	124	1,525
284	141	425	Net profit	257	76	333

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(10) Net industrial debt is computed as: debt plus other financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) other financial assets; therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net industrial debt; (11) the amounts presented for Ferrari are not representative of the income statement of Ferrari on a stand-alone basis, as these amounts are net of transactions between Ferrari and other companies of the Group

This document, and in particular the section entitled “2016 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On July 27, 2016, at 12.30p.m. BST, management will hold a conference call to present the 2016 second quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, July 27, 2016